Exhibit 4.20

                             [HSBC BANK LETTERHEAD]

Commercial Banking - Division C

Ref:

CONFIDENTIAL
Bonso Electronics Ltd
Unit 1106-1110, I1/F Star House
3 Salisbury Road
Tsimshatsui
KOWLOON

                                                                      5 May 2004
Attention: Ms Cathy Pang

Dear Madam

BANKING FACILITIES

With reference to our recent discussions, we are pleased to advise that we have reviewed your banking facilities and offer a renewal within the following limits which will be made available on the specific terms and conditions outlined below. These facilities are subject to review at any time and in any event by 15 April 2005, and also subject to our overriding right of suspension, withdrawal and repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

                                                                 Limit
                                                                 -----
Overdraft                                                        HKD500,000
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Interest on the overdraft facility will continue to be charged on daily balances at our best lending rate (currently 5 % per annum, but subject to fluctuation at our discretion), payable monthly in arrears to the debit of your current account.

Import / Export Facilities                                       HKD37,000,000
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Documentary credits with import finance up to 120 days (less any usance or credit periods granted by your suppliers) and / or D/P bills purchased on approved drawees.

BONSO ELECTRONICS LTD.                                                5 MAY 2004
                                       -2-
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Within which

(1)  Goods under your control and/or Trust Receipts.            (HKD37,000,000)

(2)  D/A bills purchased up to 90 days on approved drawees.     (HKD37,000,000)

The aggregate outstanding of (1) and (2) should not exceed HKD37,000,000. The outstanding export bills purchased for an approved drawee are required to be covered by the Hong Kong Export Credit Insurance Corporation's Comprehensive Cover Policy taken out by you and duly assigned to us.

We may, at our sole and absolute discretion, refuse to allow drawings under the facilities if the drawee is considered by us to be unacceptable and / or if the transaction in question does not meet our operational requirements in respect of these facilities.

Interest on your HKD import/export loans will continue to be charged at 2 % over Hong Kong Interbank Money Market Offer Rate (HIBOR), payable monthly in arrears to the debit of your current account.

Interest on foreign currency import/export loans will continue to be charged on a daily basis at our USD best lending rate, (currently 2.75% per annum, but subject to fluctuation at our discretion) and is payable monthly in arrears to the debit of your current account.

Opening Commission on Documentary Credits (per 6 months), Commission in lieu of exchange, Export Commission for acceptance, finance of HKD bills will continue to be charged as follows:

For the first USD50,000.- or its equivalent                   : 1/4%
For the balance in excess of USD50,000.- or its equivalent    : 1/8 %

Accrual of Interest and Other Sums
----------------------------------

Please note that interest and other sum~ expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

Please note that interest will be payable on sums which are overdue or over limit (as well as amounts demanded and not paid) in respect of all or any of these facilities and such interest is the same as that charged by us from time to time on unauthorised overdrafts. Such interest will be payable monthly in arrears to the debit of your current account.

Security

As security for the revised facilities, we continue to hold:

BONSO ELECTRONICS LTD.                                                5 MAY 2004
                                       -3-
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1. A Corporate Guarantee dated 18 March 2004 for HKD37,500,000 from Bonso Electronics International Inc supported by Board Resolution dated 18 March 2004 and Legal Opinion dated 20 April 2004 from Harney Westwood & Riegels & the Register of Mortgages, Charges and other encumbrances dated 19 April 2004.

2. An Registered Assignment of DC Proceeds from Bonso Electronics Ltd supported by Board Resolution both dated 7 May 2001.

Covenants

You will be required for so long as these facilities are available to you to comply with the following covenants. Your compliance or otherwise with the following covenants will not in any way prejudice or affect our right to suspend, withdraw or make demand in respect of the whole or any part of the facilities made available to you at any time. By signing this letter, you expressly acknowledge that we may suspend, withdraw or make demand for repayment of the whole of any . part of the facilities at any time notwithstanding the fact that the following covenants are included in this letter and whether or not you are in breach of any such covenants.

You covenant and undertake that you will at all times ensure:

1) to direct to us Import/Export business of HKD8,000,000 per month;

2) to achieve a pari passu position with all your bankers by 31 March 2005.

Bonso Electronics International Inc, as the corporate guarantor, covenants and undertakes that it will at all times ensure to maintain its gearing below 1.

Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of these facilities and any matters arising are to be reimbursed by you on demand.

Please arrange for your authorised signers, in accordance with the terms of the mandate given to the bank, to sign and return to us the duplicate copy of this letter to signify your understanding and acceptance of the terms and conditions under which these facilities are granted. We also require the authorised signers of Bonso Electronics International Inc to sign on the duplicate copy of this letter to signify its agreement and acceptance of the covenant undertaken by it as stated in this offer letter.

A review fee of HKD13,500.- will be charged to the debit of your current account upon receipt of your acceptance to these facilities.

BONSO ELECTRONICS LTD.                                                5 MAY 2004
                                       -4-
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Section 83 of the Banking Ordinance
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Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

These facilities will remain open for acceptance until the close of business on 4 June 2004 and if not accepted by that date will be deemed to have lapsed.

We are pleased to be of continued assistance.


Yours faithfully



/S/
David Yeung              For and behalf of             for and on behalf of
Relationship Manager     BONSO ELECTRONICS LTD.        BONSO ELECTRONICS LTD.

DY/ek/BONSO0504          /S/                           /S/
                            --------------------          ----------------------
                            Authorized Signature          Authorized Signature